August 9, 2018

Mr. Gaurav Chopra

Wilshire Mutual Funds, Inc.

1299 Ocean Avenue, Suite 700

Santa Monica, CA 90401

Re:	Commission Recapture Agreement

Dear Mr. Chopra:

This letter will constitute our agreement with respect to the brokerage transactions executed on behalf of Wilshire Mutual Funds Inc. (herein referred to as the "Fund" or “you”) and the series of the Funds listed on Exhibit A (each a “Series”) to be directed to Cowen and Company, LLC (herein referred to as “Cowen” or “we”) and the executing brokers in Cowen’s global recapture network (“Network Brokers”). You understand that in making this agreement there are no required volumes, no fees (other than the normal transaction charges associated with executing your orders) and no time requirements.

The Fund agrees to direct its investment managers to effect certain equity transactions through Cowen or Cowen’s Network Brokers consistent with best execution. All commission charges per share will continue to be based on your managers’ normal negotiated rate schedules. Pursuant to this agreement, we will refund to the Fund a percentage of the commissions paid directly to and received by Cowen, as per the attached Fee Schedule.

Additionally, should your investment managers execute equity transactions through Cowen’s Network Brokers, we agree to refund to the Fund a percentage of the net credits excluding correspondent execution and clearance and local charges, taxes, etc., generated from these transactions and received by Cowen, as per the attached Fee Schedule. Cowen will establish separate accounts for each Series and will credit and refund the applicable amount to the account of the Series whose assets were used to executed the applicable transaction that generated the applicable commissions. The Fund understands and agrees that Cowen cannot and will not refund commissions credited to the Fund’s accounts that are generated from transactions executed in public offerings. The Fund may direct Cowen to use credits generated from transactions in public offerings exclusively to purchase research or brokerage products or services as defined in Section 28(e) of the Securities Exchange Act of 1934.

Any and all refunds will be made monthly directly to each Series. Alternatively, we will pay bills for bona fide expenses of the Fund, upon your instruction.

In entering into this agreement, the Fund represents and warrants that: (1) the Fund has full power and authority to enter into this Agreement and the transactions contemplated by this Agreement; (2) the Agreement is in full compliance with the terms of the documents governing the Fund; and (3) refunds will be returned to or used exclusively for the benefit of the Series to which those funds are attributable, and in no event will be used to pay any expenses properly chargeable to the sponsoring company, investment advisor or any other Series, person or entity. If you request us to pay expenses of or provide research or other services to the Fund, you represent and warrant that (1) any services that we provide, or obligations we pay, will be used exclusively for the benefit of the one or more Series whose assets are used to pay for those services and (2) the expenses attributable to such services or obligations are properly payable by the Fund and each particular Series. In addition, the Fund agrees to have strict record keeping and other controls to assure the above.

The Fund understands that in making these refunds or payments, or providing these services, we will be relying upon the representations and agreements contained herein, which the Fund hereby authorizes us to do. The Fund agrees to indemnify and hold harmless Cowen and any of its employees, officers, directors, parents, and affiliates against any and all losses, liabilities, claims, damages, and expenses whatsoever (including, but not limited to, reasonable attorneys fees and costs), in each case as incurred, arising out of or resulting from the breach of any covenant, representation, or warranty made by the Fund or its representatives in this Agreement or otherwise.

You further understand that the amounts credited to the Fund and each Series as noted in the attached Fee Schedule take into account that no interest shall be payable by Cowen on any funds held for the benefit of the Fund. You further agree to advise us promptly of any change in any material fact contained in this letter. Notwithstanding anything herein to the contrary, the Fund agrees that it will be unconditionally liable to reimburse Cowen for any and all deficit balances in the Fund’s commission recapture accounts at Cowen including, without limitation, deficit balances that result from reversals of commissions credited to the Fund’s accounts in error or deficits resulting from Cowen’s payment of bona fide invoices and expenses on behalf of the Fund. The Fund hereby authorizes Cowen to satisfy or offset a deficit balance with any and all commissions credited or to be credited to the Fund’s account. If there are no commissions available to satisfy the deficit balance or this agreement has been terminated, the Fund agrees to reimburse Cowen in the amount of any deficit balance within 30 days of receiving notice of such deficit balance from Cowen.

The Fund is a series company with multiple series. As such, the parties acknowledge that the obligations of the Series of the Fund are several and not joint, that no Series shall be liable for any amount owing by another Series and that no Series account shall be credited for any amount due another Series. Notwithstanding any other provision in this letter to the contrary, each and every liability of a particular Series shall constitute solely a liability of, and be binding upon, such particular Series and shall be payable solely from the available assets of such Series and shall not be binding upon or affect any assets of any other Series.

NOTICE TO CUSTOMERS REGARDING INFORMATION COLLECTED FOR CUSTOMER IDENTIFICATION PURPOSES: To help the government fight the funding of terrorism and money laundering activities, financial institutions, including the Cowen group of companies, are required by US Federal law to obtain, verify, and record information that identifies each individual or entity that opens an account or requests credit. What this means for Cowen customers: When a corporation, partnership, trust or other legal entity opens an account or requests credit, we will ask for the entity’s name, physical address and tax identification number, as well as any other information that will allow us to identify that entity, and may also ask to seek identifying documents, such as formation documents, business licenses, or similar materials.

The term of this Agreement shall begin on the date first written below and shall continue in force and effect until terminated. The Agreement may be terminated by either party upon thirty (30) days’ prior written notice.

The interpretation and enforcement of this Agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws. This Agreement contains the entire agreement between the parties and supersedes any and all prior agreements between the parties with respect to the commission recapture arrangement. No provision of this Agreement shall in any respect be amended or deemed to be waived unless such amendment or waiver is signed by the party against whom such amendment or waiver is to be enforced. The Fund hereby agrees that Cowen may assign this agreement to any entity that is affiliated or under common control or ownership with Cowen at any time with reasonable prior notice to the Fund.

Please indicate your agreement with and acceptance of the above by signing and returning a copy of this letter at your earliest convenience. On behalf of Cowen, I would like to thank you for providing us with the opportunity to work with you in order to save money for the Fund.

Yours sincerely,

Cowen and Company, LLC

Tim Conway

Head of Plan Sponsor Services

Approved and accepted for Wilshire Mutual Funds Inc. on behalf of itself and the Series by:

Name	Title	Date

Name	Title	Date

Exhibit A

FUND	TAX ID #
Wilshire 5000 Index Fund	95-4720749
Wilshire International Equity Fund	26-1206684
Wilshire Large Company Growth Fund	13-3682853
Wilshire Large Company Value Fund	13-3682854
Wilshire Small Company Growth Fund	13-3682858
Wilshire Small Company Value Fund	13-3682856
Wilshire Income Opportunity Fund	81-1679998

Cowen and Company

Recapture Services

Commission Recapture Fee Schedule for

Wilshire Mutual Funds, Inc.

Effective Date

TYPE	RECAPTURE RATE
U.S. EQUITY EXECUTED THROUGH Cowen	REBATE ALL GROSS COMMISSION IN EXCESS OF $.0075 PER SHARE (75 MILS)
NON-U.S. EQUITIES EXECUTED THROUGH Cowen	REBATE 85% of NET COMMISSIONS*
ALL TRADING (U.S. AND NON-U.S. EQUITIES) THROUGH MASTER BROKER NETWORK	REBATE 85% of NET COMMISSIONS*
EVENT – U.S. EQUITY EXECUTED THROUGH COWEN	REBATE ALL GROSS COMMISSION IN EXCESS OF $.0075 PER SHARE (75 MILS)

*	Net is the commission amount less execution, clearing charges, and local charges and taxes.

Signature:
	Tim Conway	Print Name:
	Head of Plan Sponsor Services	Title:
	Cowen and Company, LLC	Plan Name:
	Date:	Date:

Tax ID: Listed on EXHIBIT A

Tax Certification: Under penalties of perjury, I certify that (1) the Tax I.D. number shown on this form is my correct Tax I.D. number, and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien)

I understand that I must cross out the text contained in clause (2) above if I have been notified by the IRS that I am subject to backup withholding as a result of underreporting dividend or interest income.

I meet the requirements of 2a above as an exempt recipient.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign here:	Date:

Client Information Schedule: (To be completed with the Agreement)

Wilshire Mutual Funds, Inc.

Client Type: (Please check one)

Plan Sponsor - ERISA	Plan Sponsor - Taft-Hartley
Plan Sponsor - Family Office	Plan Sponsor - Trust
Plan Sponsor - Corporate	Plan Sponsor - Public Fund
Plan Sponsor - Endowment	Plan Sponsor - Mutual Fund/Fund of Funds
Plan Sponsor - Foundation	Plan Sponsor - Insurance
Plan Sponsor - Healthcare	Plan Sponsor - Defined Benefit
Plan Sponsor - Public	Plan Sponsor - Defined Contribution

Disbursement of Commission Credits: (check and select a payment method and frequency of payment)

Send ACH /Wire/Check monthly for entire balance
Send ACH/Wire/Check quarterly for entire balance
Hold and apply toward qualified Fund invoices

If an ACH or Wire is to be issued:

Payable to:
Bank Name:
ABA #:
Bank Account #:
Telephone:
Fax:

MANAGER LINE-UP:

Manager Name	Asset Type

Statement Receipt:

In order to get set-up on our new online account viewing system, InterComm®, please access the following website: https://clients.cowen.com. Select “Register,” and then in the drop down menu, select LJR. You will receive an email confirmation as soon as your online account is ready. From here, you’ll be able to access your statements, trade, and account information at any time.